Exhibit (a)(5)(C)

Independent Committee of the Board of Directors
Millicom International Cellular S.A.
2, Rue du Fort Bourbon

L-1249 Luxembourg

Grand Duchy of Luxembourg

Stockholm, 12 July 2024

The Independent Committee (the “Independent Committee”) of the Board of Directors of Millicom International Cellular S.A. (“Millicom”) is evaluating the separate but concurrent public offers in Sweden (the “Swedish Offer”) and the United States (the “US Offer”) made by Atlas Luxco S.à r.l. (the “Bidder”) to purchase all the outstanding common shares with a par value of USD 1.50 per share (“Common Shares”) and Swedish Depository Receipts representing Common Shares (“SDRs”) of Millicom that are not already owned by the Bidder or its affiliates for USD 24.00 in cash per Common Share and per SDR (the “Offer Price”). The full terms and conditions of the Swedish Offer and the US Offer (together, the “Offers”) are set out in the offer to purchase (the “Offer to Purchase”) (and, for the US Offer, the accompanying letter of transmittal (together with the Offer to Purchase, the “Offer Documents”)) dated 1 July 2024 and filed by the Bidder and certain of its affiliates with the Securities and Exchange Commission. According to the terms of the Offers, the Offer Price per SDR in SEK that will be paid to the holders of SDRs will be set based on the USD/SEK exchange rate as close to the settlement date as the Bidder is able to achieve.

Nordea Bank Abp, filial i Sverige, Corporate Finance (“Nordea”) has been requested by the Independent Committee to provide an opinion in accordance with the Swedish Takeover Rules for Nasdaq Stockholm and Nordic Growth Market NGM (the “Swedish Takeover Rules”) as to whether the Offer Price is fair, from a financial point of view, for the holders of Common Shares and SDRs (other than the Bidder and its affiliates).

As a basis for this opinion, Nordea has considered:

I.	certain historical business and financial information relating to Millicom, including annual reports and interim reports;

II.	certain financial projections for Millicom prepared by the management of Millicom and approved for our use by the Independent Committee;

III.	certain information from the management of Millicom regarding Millicom’s business, operations and prospects, including historical development, cost structure, strategy, management, financial position, investments and future financial prospects;

IV.	certain financial projections for Millicom contained in certain securities analysts’ research reports;

V.	certain public information regarding Millicom that Nordea considered to be relevant, including historical Common Share and SDR prices and trading volumes;

Nordea Bank Abp, filial i Sverige | Smålandsgatan 17 | SE-105 71 Stockholm | Sweden | reg.no. 516411-1683

Nordea Bank Abp, a public limited liability company, Helsinki, Finland, Business ID 2858394-9, is under supervision of the Finnish Financial Supervisory Authority (Finanssivalvonta) and the European Central Bank in cooperation with the Swedish Financial Supervisory Authority (Finansinspektionen).

VI.	certain information from external sources regarding the businesses of other companies which Nordea considered to be relevant in evaluating those of Millicom and certain other transactions which Nordea considered relevant in evaluating the Offers;

VII.	the Offer Documents; and

VIII.	such other information as Nordea deemed necessary or appropriate as a basis for this opinion.

The information on which this opinion is based has been obtained from publicly available sources or furnished to Nordea by Millicom or its representatives for the purposes of this opinion. Nordea has relied upon the accuracy and completeness of such information without performing any independent verification. Nordea has assumed, with the Independent Committee’s consent, that Millicom is not aware of any facts or circumstances that would make such information inaccurate, inadequate or misleading in any way meaningful to Nordea’s analysis. Nordea has not conducted an independent valuation of Millicom’s assets and liabilities.

Nordea is not a legal, regulatory, tax or accounting expert and has relied on the assessment made by Millicom and its other advisers with respect to any such issues.

With respect to financial forecasts and other forward-looking information presented to Nordea by the management of Millicom, Nordea has assumed, with the Independent Committee’s consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements as to the future financial and other performance of Millicom without Nordea performing any independent assessment thereof.

This opinion is based on current market conditions, economic, financial and other circumstances and the information obtained by or provided to Nordea up to and including the date of this opinion. Events or circumstances occurring or becoming known after the date of this opinion may render this opinion obsolete. Nordea assumes no obligation to update or revise this opinion to reflect such events or circumstances.

Without prejudice to the generality of the foregoing, this opinion is given as of the date hereof and does not take into account the impact of any movement in the USD/SEK exchange rate following the date hereof on the value of the SEK equivalent of the Offer Price to be received by holders of SDRs upon the completion of the Offers.

This opinion does not address the relative merits of the Offers as compared to any alternative business transactions available to Millicom or any other investment opportunities available to the holders of Common Shares and SDRs. Furthermore, this opinion does not constitute a recommendation to any holder of Common Shares or SDRs as to whether or not the holders of Common Shares and SDRs should accept the Offers or any other matter.

Based on and subject to the foregoing, it is Nordea’s opinion that, as of the date of this opinion, the Offer Price is not fair, from a financial point of view, for the holders of Common Shares and SDRs (other than the Bidder and its affiliates).

Nordea will receive a fixed fee for its services upon delivery of this opinion as well as cost reimbursement of certain expenses, including legal fees. No part of the fee to Nordea is contingent upon or related to the size of the Offer Price or whether the Offers are completed or not. Millicom has also agreed to indemnify Nordea against certain liabilities that may arise out of its engagement. Moreover, Nordea and its affiliates have provided and may in the future provide certain investment banking, commercial banking, financial advisory and other services unrelated to the Offers to Millicom, the Bidder and their respective affiliates and have received or may receive customary fees for such services, including without limitation in connection with its engagement as Joint Global Coordinator, Joint Bookrunner and underwriter in connection with Millicom’s Rights Offering in June 2022. In addition, the Nordea group may in the ordinary course of its trading, brokerage and investment management activities, on its own behalf or on behalf of other parties, trade or take positions in securities directly or indirectly affected by the Offers.

This opinion is provided solely for the benefit of the Independent Committee in connection with the Offers and in accordance with and subject to the limitations set out in the engagement letter between Millicom and Nordea, and may not be used for any other purpose, except as specifically set out in the engagement letter. This opinion may not, in whole or in part, be published, publicly referred to, summarised or disclosed to or used by any other party, nor may any public reference to Nordea be made, without Nordea’s prior written consent, except as specifically set out in the engagement letter. This opinion is not addressed to and may not be relied upon by any third party including, without limitation, creditors, shareholders and SDR holders of Millicom.

This opinion is being provided under, and solely for purposes of, the Swedish Takeover Rules and has been prepared following customary Swedish standards and processes, which may differ from those customarily followed in the United States or elsewhere. This opinion shall be governed by and construed in accordance with substantive Swedish law. Swedish courts exclusively shall settle any dispute, controversy or claim relating to this opinion.

NORDEA BANK ABP, FILIAL I SVERIGE

Corporate Finance

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